EXHIBIT 12

STATEMENT RE: COMPUTATION OF HISTORICAL

RATIO OF EARNINGS TO FIXED CHARGES

	April 26, 2009		April 27, 2008		April 29, 2007		April 30, 2006		April 25, 2005

Income (loss) from continuing operations before minority interest	$59.4		$(33.2)		$(11.2)		$32.8		$30.9
Add: Fixed charges	103.6		119.9		104.8		87.6		76.9
Less: Capitalized interest	(1.0)		(2.4)		(6.5)		(3.5)		(3.0)
Earnings	$162.0		$84.3		$87.1		$116.9		$104.8

Interest expense	$92.1		$106.8		$88.1		$75.2		$64.6
Capitalized interest	1.0		2.4		6.5		3.5		3.0
Interest portion of rental expense	10.5		10.7		10.2		8.9		9.3
Fixed charges	$103.6		$119.9		$104.8		$87.6		$76.9

Ratio of earnings to fixed charges	1.6	x	0.7	x	0.8	x	1.3	x	1.4	x